UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On October 11, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it has successfully closed an amendment process under its facilities agreement, dated as of July 19, 2017 (as amended and restated from time to time, the “Facilities Agreement”), entered into with the several financial institutions party thereto. As part of this amendment, the Facilities Agreement has been modified so that when at any time CEMEX reports a consolidated leverage ratio (as calculated pursuant to the Facilities Agreement) of 3.75x or less for two consecutive quarterly periods, the automatic release of the liens on the collateral securing indebtedness under the Facilities Agreement has been triggered. The terms of the indentures governing CEMEX’s senior secured notes, which were also secured by liens on the same collateral, also contain an automatic release of such liens when the collateral is released under the Facilities Agreement.

As CEMEX reported a consolidated leverage ratio of 3.75x or less for the quarterly periods ending on March 31, 2021 and June 30, 2021, CEMEX has complied with all requirements for the automatic release of the liens on the collateral securing its indebtedness under the Facilities Agreement and, in turn, its senior secured notes that benefited from the same collateral. The collateral that has been released consisted of the shares of CEMEX Operaciones México, S.A. de C.V., CEMEX España, S.A. and CEMEX Innovation Holding Ltd. The senior secured notes that previously benefitted from the collateral are the following:

i.	2.750% Euro-denominated Senior Secured Notes due 2024 issued by CEMEX, S.A.B. de C.V.

ii.	3.125% Euro-denominated Senior Secured Notes due 2026 issued by CEMEX, S.A.B. de C.V.

iii.	5.450% Dollar-denominated Senior Secured Notes due 2029 issued by CEMEX, S.A.B. de C.V.

iv.	7.375% Dollar-denominated Senior Secured Notes due 2027 issued by CEMEX, S.A.B. de C.V.

v.	5.200% Dollar-denominated Senior Secured Notes due 2030 issued by CEMEX, S.A.B. de C.V.

vi.	3.875% Dollar-denominated Senior Secured Notes due 2031 issued by CEMEX, S.A.B. de C.V.

Additionally, the aforementioned collateral release has caused the automatic termination of the intercreditor agreement governing the rights of certain of CEMEX and its subsidiaries’ creditors in accordance with its terms.

This report is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction. This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX’s and its direct and indirect subsidiaries’ (collectively, the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results, performance or achievements to differ materially from the Company’s expectations. No assurance can be given that the goals described or implied will be achieved. Many risks, uncertainties and other important factors, several of which are outside of the Company’s control, could cause actual results, performance or achievements of the Company to be materially different from those expressed or implied in this report. Some of the risks, uncertainties and other important factors that could cause expectations, beliefs, intentions and results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services, among other adverse consequences; the cyclical nature of the construction sector; the Company’s exposure to other sectors that impact its business and those of its customers, such as, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks of international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under its debt agreements, including the indentures that govern the Company’s senior secured notes and the Company’s other debt instruments and financial obligations, including the Company’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist the Company during market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for its products and otherwise achieve the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CEMEX’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect CEMEX’s business and operations and should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results, performance or achievements may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 12, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller